UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number 1-15032

Enodis plc

(Registrant’s name in English)

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒  Form  40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐  No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐  No:  ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On November 18, 2003, Enodis plc released the following announcement:

18 November 2003

Preliminary Results for the 52 weeks ended 27 September 2003

Group Financial Highlights – £m (except EPS)
	Q403	Q402	FY03	FY02
	(unaudited)	(unaudited)
Food Equipment adjusted operating profit*	22.7	17.7	64.9	67.2
Effect of disposals and foreign exchange		(0.3)		(7.4)
Food Equipment like-for-like operating profit**	22.7	17.4	64.9	59.8
Group adjusted profit before tax***	19.3	17.6	38.9	38.0
Group profit/(loss) before tax	11.2	12.3	15.9	(85.8)
Adjusted diluted earnings per share(p)***	3.6	4.7	7.7	10.4
Basic earnings/(loss) per share(p)	2.0	3.5	2.4	(24.8)

Period end net debt			139.7	186.1

Key Points

•	Group returns to profit before tax – £15.9m (FY02: loss of £85.8m)

•	Net debt reduced by 25% in FY03 to £139.7m – down from £365.9m at September 2001

•	Q4 Food Equipment like-for-like operating profit** up 30% on prior year, reflecting an improved performance in Food Service Equipment – Europe/Asia and the return to profit in Food Retail Equipment

•	Full Year Food Equipment like-for-like operating profit** up 9%, reflecting primarily Food Retail Equipment’s return to profitability (FY03: £4.0m, FY02: loss of £5.1m)

•	Strong pre-exceptional operating cashflow generation of £70.6m (after capital expenditure)

Peter Brooks, Chairman, Enodis plc, said:

“I am delighted to report that Enodis has returned to profitability. Overall, 2003 has been a year of considerable achievement despite continuing challenging markets. We look forward to seeing further progress this year as we maintain our drive to rebuild shareholder value.”

Dave McCulloch, Chief Executive Officer, Enodis plc, added:

“Many key operating metrics show an advance over last year, including the impressive turnaround in Food Retail Equipment. The 25% reduction in net debt exceeded our expectations and reflects the strong cash generative nature of the Group. We will continue to focus on cost, further reducing net debt and gaining profitable market share through innovative products and concentration on key markets and customers.

*	Before operating exceptional items and goodwill amortisation (see note 3 to the attached results for details).
**	Prior year like-for-like further adjusted for disposals and foreign exchange (see Other Unaudited Financial Information in the attached results for details).
***	Before all exceptional items and goodwill amortisation (see Other Unaudited Financial Information in the attached results for details).

The above adjusted information is used throughout this document and is presented to indicate the underlying operating performance of the Group.

“We have based our planning on modest market growth over the next year. While economic indicators are pointing to a US recovery, we have yet to see this reflected in increased order rates, as capital spending on food equipment typically lags any improvement in macro economic conditions. We remain confident of the long term outlook for Enodis.”

For further enquiries:

Dave McCulloch	Chief Executive Officer	020 7304 6006
Dave Wrench	Chief Financial Officer	020 7304 6006
Richard Mountain	Financial Dynamics	020 7269 7291

Annual Report on Form 20-F

Enodis has a secondary listing on the New York Stock Exchange. Under the terms of this listing we are required to prepare and file with the Securities and Exchange Commission (SEC) in the US an annual report on Form 20-F. This report includes a US style explanation of our full year results (MD&A) and contains more detail of certain matters, for example liquidity and capital resources, historical cash flows and legal proceedings including more detail on the status of the Consolidated Industries case. We intend to file our Form 20-F during December 2003 and once this has occurred you will be able to obtain a copy on the SEC website at www.sec.gov.

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including our substantial debt obligations and restrictive covenants; susceptibility to economic downturns including delays on market improvements; competitive pricing pressures; consolidation or loss of large customers; changes in customer purchasing patterns; the results of technological developments; currency fluctuations; the outcome of current lawsuits; and other risks related to our U.S., U.K. and foreign operations. A more complete description of our risk factors is included under “Risk Factors” in our Form 20-F which was filed with the SEC during December 2002, as well as in more recent Form 6-K reports furnished with the SEC.

CHIEF EXECUTIVE OFFICER’S REVIEW

Results

Turnover was £679.4m (FY02 : £793.2m) with like-for-like Food Equipment turnover down 2% in difficult markets.

Like-for-like Food Equipment operating profit improved 9%. Food Retail Equipment like-for-like operating profit improved by £9.1m due to a significant improvement at Kysor Warren, which offset a 6% decline in Global Food Service Equipment where tight cost control mitigated the impact of difficult market conditions.

Full year profit before tax, goodwill amortisation and exceptional items was £38.9m (FY02 : £38.0m). In addition to the improvement in like-for-like operating profits, key components of the change from prior year are:

£m
• Loss of operating profit from businesses sold in FY02	(4.4)
• Impact of foreign exchange rates on operating profit	(3.0)
• Lower property profit	(2.6)
• Lower interest charge	7.4

Profit before tax was £15.9m (FY02 : loss of £85.8m), with exceptional items reducing to £9.2m from £104.8m.

Profit after tax was £9.5m compared to losses of £86.8m in the prior year.

Q4 profit after tax was £8.1m (FY02 £13.8m) with the reduction predominantly due to the timing of recognition of exceptional items and tax adjustments.

Full year net debt reduced by 25% to £139.7m through a combination of excellent cash performance and the benefit of £9.6m of favourable foreign exchange movements.

Cashflow

The Group continues to demonstrate strong cash generative characteristics. Operating cash flow before payments in respect of exceptional items and after capital expenditure, in the year was £70.6m (FY02 : £91.0m). Operating working capital was again improved through our focus on cash conversion days, which ended this year better than our target of 40 days. Capital expenditure was slightly up, although some projects were delayed into FY04. In the longer term we expect capital expenditure to broadly equal depreciation.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, and those in Europe/ Asia. North America contributes approximately three quarters of our Global Food Service Equipment turnover.

In March we indicated that we were seeing sluggish markets, capital expenditure reductions at certain Quick Service Restaurant chains and margin pressures in the refrigeration sector. Accordingly, we took aggressive and prompt cost reduction actions throughout the Group at the half year, supplemented by further actions in Europe in Q403.

These actions and a strong performance from our Ice businesses in North America and Europe over the summer months have limited the impact of market factors to a decline in FY03 like-for-like operating profit of 6% and Q403 of 1%. Our North American refrigeration businesses delivered operating profit in Q4, compared to break even in the first nine months due to continued improvement and seasonal volume factors.

Turnover (£m)	FY03	FY02	FX & Disposals	Like-for- like FY02
Food Service Equipment – North America	408.4	474.1	(58.4)	415.7
Food Service Equipment – Europe/Asia	144.5	145.0	(1.3)	143.7

Global Food Service Equipment	552.9	619.1	(59.7)	559.4

Food Service Equipment North America like-for-like sales were down 2% due to lower sales to certain Quick Service Restaurant chains, which started to have an impact in late Q203. This was offset by strong sales in Canada up 25% as we rolled out Merrychef ovens at a major chain, establishing the Merrychef brand in North America.

Europe/Asia like-for-like sales were up 1% overall following good performances at our European Ice businesses.

Worldwide Q4 like-for-like sales were down 2% with weaker North American sales due to reductions at certain Quick Service Restaurant chains being largely offset by a 7% increase in Europe/Asia as our continental European businesses improved on last year in a tough market.

Operating Profit (£m)	FY03	FY02	FX & Disposals	Like-for- like FY02
Food Service Equipment – North America	50.7	60.8	(5.8)	55.0
Food Service Equipment – Europe/Asia	10.2	9.7	0.2	9.9

Global Food Service Equipment	60.9	70.5	(5.6)	64.9

Food Service Equipment – North America like-for-like operating profit declined 8% due to lower overall turnover and pricing and margin pressure at our North American refrigeration businesses. The stronger European performance was due to improvement in our UK businesses. Overall, like-for-like operating profit was down 6%.

Q4 like-for-like operating profit was down 1%, with Food Service Equipment – North America being down 4% compared to a fall of 17% in Q303. The impact of lower sales was offset by our cost reductions, improved margins at our North American Ice businesses and our North American refrigeration business delivering operating profits. Our European like-for-like operating profits improved 18% because of improved performances in the UK, Germany and our Ice businesses.

Food Retail Equipment

Our Food Retail Equipment business operates in North America with five plants in the US and sales/service offices in Canada and Mexico.

(£m)	FY03	FY02	FX & Disposals	Like-for- like FY02
Turnover	110.8	158.0	(37.9)	120.1
Operating profit	4.0	(3.3)	(1.8)	(5.1)

The like-for-like sales decline in Food Retail arose as Kysor Warren shed unprofitable business and Kysor Panel Systems recorded lower sales in a difficult market.

The substantial improvement in operating results arose from Kysor Warren, which has performed ahead of plan and achieved a break-even result for the year as a whole. Amongst other actions, the introduction of lean manufacturing, which has been successful elsewhere in the Group, along with right-sizing the business and improving quality and on-time delivery, has eliminated the substantial prior year losses. Kysor Panel Systems has improved operating profit by maintaining its clear focus on cost control, and delivered strong operating profits.

The strong Q4 performance at Kysor Warren, which made profits in the quarter and beat our internal targets, along with a solid performance at Kysor Panel Systems led to Q403 operating profit of £2.1m compared to a like-for-like loss of £3.5m in Q402.

Corporate Costs

Corporate costs before exceptional items at £9.5m have increased £1.6m from prior year represented by pension related charges of £0.9m and an increased cost burden arising from UK and US corporate governance requirements. Q4 costs include a number of one-time charges and increased personnel costs.

OTHER

Exceptional Items

Exceptional items recognised in Q403 and the full year are:

	Q403 £m	FY03 £m
Restructuring costs	3.1	6.1
Increase in provisions for vacant properties	0.8	3.3
Profit on disposal of businesses	(0.8)	(3.3)
Increase in legal fee accruals	1.4	3.1

	4.5	9.2

Restructuring costs relate to the rationalisation of our businesses following our recognition of weakening markets in the US, the costs of relocating the CEO’s office to Tampa in Florida and restructuring of certain European businesses in Q4. We delivered the expected £9m of cost savings in the second half and expect a further £4m in the first half of FY04.

Slower activity in the property market has caused us to reassess our provisions in respect of vacant leasehold properties. This has been offset by the release of disposal warranty provisions that are no longer required.

Our view of the merits of the Consolidated Industries litigation claims is unchanged. We have increased our estimate of the costs of legal fees for defending the claims as the legal process is proving to be slower than previously anticipated.

Property

We successfully sold a further tranche of the Felsted, Essex, property which gave rise to turnover of £15.7m (FY02 : £16.1m) and operating profit of £5.4m (FY02 : £8.0m). Annual profit from property development is expected to continue to reduce over time.

Interest

The net interest cost of £21.9m is £7.4m down from the prior year pre-exceptional charge. Lower principal balances along with lower base interest rates helped reduce the charge. However, the increased proportion of our net debt represented by our £100m senior subordinated notes at 10 3/8% increased the average cost of debt.

Tax

Our tax charge for the year on pre-exceptional profit is £8.2m (FY02: £1.2m). The current tax charge on current year profits of £7.4m (FY02: £5.8m) is approximately 19% of profit before tax, goodwill amortisation and exceptional items. Our UK and US operations benefit from brought forward tax losses. The charge in the year relates principally to tax on profits of our European and

Canadian businesses which increased in FY03. The FY02 charge benefited from the release of an accrual following settlement of a US tax audit.

Earnings per Share

Adjusted diluted earnings per share is 7.7p compared to 10.4p in FY02 due in part to the higher tax charge and also the increased average number of shares in issue for the full year. Basic earnings per share was 2.4p (FY02 : loss of 24.8p).

Dividends

No dividend will be paid this year.

CURRENT TRADING & OUTLOOK

The food service sector is large and growing, driven by increasing disposable income and lifestyle changes, which in the long term drives growth in the food equipment market.

We have based our planning over the next year on stable foreign exchange rates and modest market growth, recognising continued constraints on capital spending among our customers and the lag which exists between macro-economic growth and capital spending on food equipment.

FY04 will see the full year effect of capital expenditure cutbacks made at certain Quick Service Restaurant chains and we do not expect an easing of the margin pressures experienced during FY03.

Cost control remains a priority throughout our businesses, including further implementation of lean manufacturing. We will seek increased market share by capitalising on new product development, with increased development spending in FY04 on a small number of high value projects and continued focus on our key markets. We also expect to build on the substantial progress made last year at Kysor Warren, as this business continues to regain its position in the food retail equipment market.

We expect to see further net debt reduction, weighted towards the latter part of the year, in line with seasonal cashflows.

Food service equipment users demand innovative solutions to expanding menus, attention to safety concerns and improved efficiency. The breadth of our food equipment product range, combined with the resources of our Technology Center, put us in a strong position to meet these demands and take advantage of the growing food service market. We remain confident in the long term outlook for Enodis.

Dave McCulloch

Chief Executive Officer

18 November 2003

Group profit and loss account

52 weeks to 27 September 2003

		52 weeks to 27 September 2003			52 weeks to 28 September 2002
	Notes	Before exceptional items £m	Exceptional items (note 4) £m	Total £m	Before exceptional items £m	Exceptional items (note 4) £m	Total £m
Turnover
Food Equipment		663.7	—	663.7	777.1	—	777.1
Property		15.7	—	15.7	16.1	—	16.1

	[1,2]	679.4	—	679.4	793.2	—	793.2

Operating profit/(loss) before goodwill amortisation
Food Equipment		64.9	(4.7)	60.2	67.2	(8.9)	58.3
Property		5.4	(3.3)	2.1	8.0	—	8.0
Corporate costs		(9.5)	(4.5)	(14.0)	(7.9)	(0.5)	(8.4)

		60.8	(12.5)	48.3	67.3	(9.4)	57.9
Goodwill amortisation and impairment		(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)

Operating profit/(loss)	[3]	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)
Profit /(loss) on disposal of business	[4]	—	3.3	3.3	—	(38.1)	(38.1)

Profit/(loss) on ordinary activities before interest and taxation		47.0	(9.2)	37.8	48.3	(96.4)	(48.1)

Net interest payable and similar charges		(21.9)	—	(21.9)	(29.3)	(8.4)	(37.7)

Profit/(loss) on ordinary activities before taxation		25.1	(9.2)	15.9	19.0	(104.8)	(85.8)

Tax on profit/(loss) on ordinary activities	[5]	(8.2)	1.8	(6.4)	(1.2)	0.2	(1.0)

Profit/(loss) on ordinary activities after taxation		16.9	(7.4)	9.5	17.8	(104.6)	(86.8)

Equity minority interests		(0.1)	—	(0.1)	(0.2)	—	(0.2)

Retained profit/(loss)		16.8	(7.4)	9.4	17.6	(104.6)	(87.0)

Earnings/(loss) per share (pence)	[6]			pence			pence

Basic earnings/(loss) per share				2.4			(24.8)

Adjusted basic earnings/(loss) per share				7.7			10.4

Diluted earnings/(loss) per share				2.4			(24.8)

Adjusted diluted earnings/(loss) per share				7.7			10.4

Group statement of total recognised gains and (losses)				52 weeks to 27 September 2003 £m			52 weeks to 28 September 2002 £m
Gain/(loss) for the period				9.4			(87.0)
Goodwill written back on disposals, previously written off				—			65.1
Currency translation differences on foreign currency net investments				(4.6)			(5.7)

Total recognised gains and (losses) for the period				4.8			(27.6)

Group profit and loss account

13 weeks to 27 September 2003

		13 weeks to 27 September 2003			13 weeks to 28 September 2002
	Notes	Before exceptional items £m	Exceptional items (note 4) £m	Total £m	Before exceptional items £m	Exceptional items (note 4) £m	Total £m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover
Food Equipment		181.1	—	181.1	181.9	—	181.9
Property		15.7	—	15.7	16.1	—	16.1

Total turnover	[1,2]	196.8	—	196.8	198.0	—	198.0

Operating profit/(loss) before goodwill amortisation
Food Equipment		22.7	(2.8)	19.9	17.7	(0.5)	17.2
Property		5.4	(0.8)	4.6	8.0	—	8.0
Corporate costs		(3.3)	(1.7)	(5.0)	(1.7)	(0.2)	(1.9)

		24.8	(5.3)	19.5	24.0	(0.7)	23.3
Goodwill amortisation		(3.6)	—	(3.6)	(3.8)	—	(3.8)

Operating profit/(loss)	[3]	21.2	(5.3)	15.9	20.2	(0.7)	19.5
Profit /(loss) on disposal of business		—	0.8	0.8	—	(0.8)	(0.8)

Profit/(loss) on ordinary activities before interest and taxation		21.2	(4.5)	16.7	20.2	(1.5)	18.7

Net interest payable and similar charges		(5.5)	—	(5.5)	(6.4)	—	(6.4)

Profit/(loss) on ordinary activities before taxation		15.7	(4.5)	11.2	13.8	(1.5)	12.3

Tax on profit/(loss) on ordinary activities		(4.9)	1.8	(3.1)	1.3	0.2	1.5

Profit/(loss) on ordinary activities after taxation		10.8	(2.7)	8.1	15.1	(1.3)	13.8

Equity minority interests		(0.1)	—	(0.1)	—	—	—

Retained profit/(loss)		10.7	(2.7)	8.0	15.1	(1.3)	13.8

Earnings/(loss) per share (pence)	6			pence			pence

				(unaudited)			(unaudited)
Basic earnings/(loss) per share				2.0			3.5

Adjusted basic earnings/(loss) per share				3.6			4.7

Diluted earnings/(loss) per share				2.0			3.5

Adjusted diluted earnings/(loss) per share				3.6			4.7

Group statement of total recognised gains and (losses)				13 weeks to 27 September 2003 £m			13 weeks to 28 September 2002 £m
				(unaudited)			(unaudited)
Gain/(loss) for the period				8.0			13.8
Goodwill written back on disposals, previously written off				—			—
Currency translation differences on foreign currency net investments				(0.7)			(3.0)

Total recognised gains and (losses) for the period				7.3			10.8

Group balance sheet

	27 September 2003 £m	28 September 2002 £m
Fixed assets
Intangible assets: Goodwill	208.8	235.4
Tangible assets	81.6	88.0
Investments	5.0	5.9

	295.4	329.3

Current assets
Stocks	75.2	77.7
Debtors	118.3	127.4
Deferred tax asset	23.8	25.3
Cash at bank and in hand	77.7	72.7

	295.0	303.1

Creditors falling due within one year
Borrowings	(49.3)	(33.4)
Other creditors	(174.6)	(183.8)

	(223.9)	(217.2)

Net current assets	71.1	85.9

Total assets less current liabilities	366.5	415.2

Financed by:
Creditors falling due after more than one year
Borrowings	160.2	214.1
Provisions for liabilities and charges	44.6	44.3

	204.8	258.4

Capital and reserves
Called up equity share capital	200.2	200.2
Share premium account	234.2	234.2
Profit and loss account	(272.8)	(277.6)

Equity shareholders’ funds	161.6	156.8

Equity minority interests	0.1	—

	366.5	415.2

Group cash flow statement

	Notes		52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m
Net cash flow from operations before exceptional items			80.0	100.0
Net cash flow effect of exceptional items			(6.5)	(27.4)

Net cash inflow/(outflow) from operating activities	(a	)	73.5	72.6

Return on investments and servicing of finance
Interest paid			(18.9)	(23.3)
Financing fees paid			—	(18.9)

			(18.9)	(42.2)

Taxation
Overseas and UK tax paid			(7.1)	(3.3)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets			(10.0)	(9.9)
Receipts from sale of tangible fixed assets			0.6	0.9

			(9.4)	(9.0)

Acquisitions and disposals
Disposal of subsidiary undertakings			(1.3)	88.6

			(1.3)	88.6

Cash inflow/(outflow) before financing			36.8	106.7

Financing
Issue of shares			—	70.3
Net increase/(decrease) in term loans and other borrowings			(32.3)	(242.5)
Issue of 10 3/8% senior subordinated notes			—	100.0
Capital element of finance lease payments			(0.2)	(0.5)

			(32.5)	(72.7)

Increase/(decrease) in cash in the period			4.3	34.0

Notes to the group cash flow statement

(a)  Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	52 weeks to 27 September 2003			52 weeks to 28 September 2002
	Before exceptional items £m	Effect of exceptional items £m	Total £m	Before exceptional items £m	Effect of exceptional items £m	Total £m
Operating profit/(loss)	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)
Depreciation	12.4	—	12.4	15.7	—	15.7
Amortisation /impairment of goodwill	13.8	—	13.8	19.0	48.9	67.9
Increase/(decrease) in provisions	(2.8)	4.5	1.7	(2.2)	(5.6)	(7.8)
(Increase)/decrease in stock	2.6	—	2.6	5.5	5.9	11.4
(Increase)/decrease in debtors	7.5	—	7.5	19.7	—	19.7
Increase/(decrease) in creditors	(0.5)	1.5	1.0	(6.0)	(18.3)	(24.3)

Net cash inflow/(outflow) from operating activities	80.0	(6.5)	73.5	100.0	(27.4)	72.6

(b) Reconciliation of net cash flow to movement in net debt

	27 September 2003 £m	28 September 2002 £m
Net debt at the start of period	(186.1)	(365.9)
Increase/(decrease) in net cash in the period	4.3	34.0
Issue of 10 3/8% senior subordinated notes	—	(100.0)
Net (increase)/decrease in other loans	32.5	241.5
Translation differences	9.6	4.3

Net debt at the end of the period	(139.7)	(186.1)

Notes to the group cash flow statement (continued)

(c)  Reconciliation of net debt to balance sheet

	27 September 2003 £m	28 September 2002 £m
Cash at bank and in hand	77.7	72.7
Short term borrowing	(49.3)	(33.4)
Long term borrowing	(160.2)	(214.1)

	(131.8)	(174.8)
Exclude deferred financing costs	(7.9)	(11.3)

	(139.7)	(186.1)

Notes to the financial statements

1.  Basis of Preparation

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 28 September 2002 are based upon the 2002 Annual Report but do not comprise statutory accounts for that period. The audited financial statements for the 52 weeks to 28 September 2002 have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

The figures for the 13 week period to 27 September 2003 and 28 September 2002 have been extracted from underlying accounting records and have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”). The quarterly financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group’s management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with U.K. GAAP have been condensed or omitted.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of U.S. GAAP on the retained profit/(loss) is summarised in Note 9.

Freight and shipping revenues have previously either been booked against the original freight costs or reflected as part of turnover. As of 29 September 2002, we have chosen to adopt a consistent treatment of these revenues as part of turnover. All comparative disclosures have been reclassified in this respect. The impact on turnover is:

	As previously reported £m	Reclassified £m
Period
13 weeks ended 28 September 2002	195.9	198.0
52 weeks ended 28 September 2002	783.2	793.2

The reclassification did not have any impact on gross profit or operating profit for any period.

2.  Turnover

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m	13 weeks to 27 September 2003 £m	13 weeks to 28 September 2002 £m
			(unaudited)	(unaudited)
Food Service Equipment—North America	408.4	474.1	109.0	117.8
Food Service Equipment—Europe/Asia	144.5	145.0	39.8	35.1

Global Food Service Equipment	552.9	619.1	148.8	152.9
Food Retail Equipment	110.8	158.0	32.3	29.0

Food Equipment	663.7	777.1	181.1	181.9
Property	15.7	16.1	15.7	16.1

	679.4	793.2	196.8	198.0

Notes to the financial statements (continued)

3.  Operating profit/(loss)

	52 weeks to 27 September 2003			52 weeks to 28 September 2002
	Before exceptional items £m	Exceptional items £m	Total £m	Before exceptional items £m	Exceptional items £m	Total £m
Food Service Equipment—North America	50.7	(3.0)	47.7	60.8	0.2	61.0
Food Service Equipment—Europe/Asia	10.2	(1.7)	8.5	9.7	(2.5)	7.2

Global Food Service Equipment	60.9	(4.7)	56.2	70.5	(2.3)	68.2
Food Retail Equipment	4.0	—	4.0	(3.3)	(6.6)	(9.9)

	64.9	(4.7)	60.2	67.2	(8.9)	58.3
Food Equipment goodwill amortisation	(13.8)	—	(13.8)	(19.0)	(48.9)	(67.9)

Food Equipment	51.1	(4.7)	46.4	48.2	(57.8)	(9.6)
Property	5.4	(3.3)	2.1	8.0	—	8.0
Corporate costs	(9.5)	(4.5)	(14.0)	(7.9)	(0.5)	(8.4)

	47.0	(12.5)	34.5	48.3	(58.3)	(10.0)

	13 weeks to 27 September 2003			13 weeks to 28 September 2002
	Before exceptional items £m	Exceptional items £m	Total £m	Before exceptional items £m	Exceptional items £m	Total £m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Food Service Equipment—North America	17.3	(1.3)	16.0	18.6	0.2	18.8
Food Service Equipment—Europe/Asia	3.3	(1.5)	1.8	2.7	—	2.7

Global Food Service
Equipment	20.6	(2.8)	17.8	21.3	0.2	21.5
Food Retail Equipment	2.1	—	2.1	(3.6)	(0.7)	(4.3)

	22.7	(2.8)	19.9	17.7	(0.5)	17.2
Food Equipment goodwill amortisation	(3.6)	—	(3.6)	(3.8)	—	(3.8)

Food Equipment	19.1	(2.8)	16.3	13.9	(0.5)	13.4
Property	5.4	(0.8)	4.6	8.0	—	8.0
Corporate costs	(3.3)	(1.7)	(5.0)	(1.7)	(0.2)	(1.9)

	21.2	(5.3)	(15.9)	20.2	(0.7)	19.5

Notes to the financial statements (continued)

4.  Exceptional items

(a) Operating exceptional items

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m
Restructuring costs, cost reduction measures and inventory write downs	6.1	9.4
Vacant leasehold provisions	3.3	—
Litigation costs	3.1	—

	12.5	9.4
Goodwill impairment	—	48.9

Operating exceptional items	12.5	58.3

2003

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

In addition, as a result of a slowdown in the property market, £3.3m has been recognised in respect of vacant leasehold properties.

The Group has reassessed its accruals for legal costs for defending the claims in the Consolidated Industries litigation following an adverse summary judgement on certain of the claims totalling $8.6m. The Group believes that the adverse decision is incorrect, and intends to appeal the decision. The Group’s view of the outcome of the Consolidated Industries litigation remains unchanged.

2002

Restructuring costs in the 52 weeks to 28 September 2002 principally represented costs associated with the closure of excess operating capacity in our Food Retail Equipment Group. This included the write down of inventory at Kysor Warren which reflected the decline in the business and employee termination costs that resulted from a headcount reduction of 30. There was also further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment Group.

Following downturns in the US economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition during 2001 and 2002. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the fair value was reassessed and compared to the carrying value of net assets, including the carrying value of the goodwill. In 2001, an impairment of £100m was booked. In 2002, due to the poor performance of Kysor Warren, the carrying value of goodwill was written down by a further £48.9m.

(b)  Disposal of businesses

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m
Profit/(loss) on disposals	3.3	(38.1)

2003

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, associated accruals of £2.5m, along with £0.8m of excess provisions from other disposals have been credited to the profit and loss account in the 52 weeks ended 27 September 2003.

Notes to the financial statements (continued)

4.  Exceptional Items (continued)

2002

During the 52 weeks to 28 September 2002, the Group disposed of Sammic SA, Belshaw Bros Inc, Austral Refrigeration Pty Ltd, Aladdin Temp-Rite and Prolon LLC. The Group realised a loss on these disposals of £41.4m after writing off goodwill of £65.1m previously charged against reserves.

In December 2001, £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale of the Building and Consumer Products business in June 2001. As part of the disposal proceeds the Group had received a £20.0m vendor loan note and share warrants. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4m being £20.0m for the vendor loan note, £0.4m compensation for early repayment of the note and £4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3m.

The net cash consideration, after expenses, of all the above disposals was used to repay debt.

(c)  Net interest payable and similar charges

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m
Deferred financing fees written off	—	4.2
Refinancing fees	—	4.2

	—	8.4

Deferred finance fees written off of £4.2m in the 52 weeks to 28 September 2002 related to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002.

Refinancing fees represent amounts paid to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements.

5.  Taxation

(a)  Analysis of charge in period

		52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m
The tax charge for the current period comprised:
UK taxation at 30% (2002:30%)		—	—
Foreign taxation	— current year	7.4	5.8
	— prior year	(0.7)	(3.8)

		6.7	2.0
Deferred taxation		1.5	(0.8)

		8.2	1.2
Tax relief on exceptional items		(1.8)	(0.2)

		6.4	1.0

(b)  The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

Notes to the financial statements (continued)

6.  Earnings/(loss) per share

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m	13 weeks to 27 September 2003 £m	13 weeks to 28 September 2002 £m
			(unaudited)	(unaudited)
Basic and diluted earning/(loss) attributable to shareholders	9.4	(87.0)	8.0	13.8

	m	m	m	m

Basic and diluted weighted average number of shares	399.2	351.0	399.2	399.2

	52 weeks to 27 September 2003 Pence	52 weeks to 28 September 2002 pence	13 weeks to 27 September 2003 pence	13 weeks to 28 September 2002 pence
			(unaudited)	(unaudited)
Basic and diluted earnings/(loss) per share	2.4	(24.8)	2.0	3.5
Effect per share of exceptional items	1.8	15.9	0.7	0.3
Effect per share of goodwill amortisation and impairment	3.5	19.3	0.9	0.9

Adjusted basic and diluted earnings per share	7.7	10.4	3.6	4.7

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation are disclosed to reflect the underlying performance of the Group.

7.  Contingencies

In February 2003, a Group company received a letter from a former customer alleging a breach of contract.

On 19 September 2003, the former customer commenced legal proceedings claiming £6.1m in damages. The Company is still investigating the basis of the claim which has yet to be substantiated. We intend to vigorously defend our position.

8.  Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling, principally US dollars, have been translated at the following rates:

	52 weeks to 27 September 2003	52 weeks to 28 September 2002	13 weeks to 27 September 2003	13 weeks to 28 September 2002
			(unaudited)	(unaudited)
Average exchange Rate £1= US$	1.60	1.47	1.61	1.55
Closing exchange Rate £1 =US$	1.66	1.55	1.66	1.55

Notes to the financial statements (continued)

9.  Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP.

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m
Retained profit/(loss) in accordance with UK GAAP	9.4	(87.0)
Items increasing/(decreasing) UK GAAP operating profit/(loss)(*):
—Goodwill amortisation	13.5	(13.5)
—Pension costs	2.2	(2.5)
—Leasing transactions	(0.1)	0.1
—Share option plans	0.1	1.1
—Restructuring charges	0.8	(0.4)
—Derivative instruments	0.1	(4.0)
—Other	(0.5)	(0.7)
—Loss contingencies	1.8	2.4
Items increasing/(decreasing) UK GAAP non-operating profit/(loss):
—Deferred taxation	(36.9)	(16.5)
—Capitalised interest	0.4	—
—Gain on sale of businesses	—	18.0

Net profit/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle	(9.2)	(103.0)
Cumulative effect of change in accounting principle	(84.9)	—

Net profit/(loss) in accordance with US GAAP	(94.1)	(103.0)

(*)  All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences

A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the annual report as of 28 September 2002. There are no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements other than those discussed below.

Notes to the financial statements (continued)

9.  Supplementary information for US investors (continued)

Adoption of new accounting standards

Effective from 29 September 2002, under US GAAP, the Group adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, goodwill is no longer amortised but instead is subject to a transitional impairment test in the year of adoption as well as annual impairment tests. Using discounted cash flow valuation methods and also considering the Group’s market capitalisation, the Group reviewed the fair values of each of its reporting units. As a result of the transitional impairment test, the Group recorded a goodwill impairment charge of £84.9 million in its Global Food Service Equipment segment. This amount was recorded as a cumulative effect of a change in accounting principle as at 29 September 2002. The Group’s annual impairment test during the year resulted in no additional goodwill impairment.

A reconciliation of the previously reported net profit/(loss) and earnings/(loss) per share to the amounts adjusted to exclude the amortisation of goodwill under US GAAP is as follows:

	52 weeks to 27 September 2003 £m		52 weeks to 28 September 2002 £m
Reported net profit/(loss) in accordance with US GAAP	(94.1)		(103.0)
Add: Goodwill amortisation	—		32.5

Adjusted net profit/(loss) in accordance with US GAAP	(94.1)		(70.5)
Basic and diluted profit/(loss) per share in accordance with US GAAP	(23.6	)p	(29.3	)p
Add: Goodwill amortisation	—		9.2	p

Adjusted basic and diluted profit/(loss) per share in accordance with US GAAP	(23.6	)p	(20.1	)p

Other unaudited financial information

(i)  Reconciliation of like-for-like information in the 52 weeks to 27 September 2003

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002	Effect of Disposals £m	Effect of Foreign Exchange £m	Like-for-like 28 September 2002 £m	Like-for-like %
a) Turnover

Food Service Equipment —North America	408.4	474.1	(25.0)	(33.4)	415.7	(2%)
Food Service Equipment —Europe/Asia	144.5	145.0	(8.0)	6.7	143.7	1%

Global Food Service Equipment	552.9	619.1	(33.0)	(26.7)	559.4	(1%)
Food Retail Equipment	110.8	158.0	(27.0)	(10.9)	120.1	(8%)

Food Equipment	663.7	777.1	(60.0)	(37.6)	679.5	(2%)

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs

Food Service Equipment —North America	50.7	60.8	(1.7)	(4.1)	55.0	(8%)
Food Service Equipment —Europe/Asia	10.2	9.7	(0.5)	0.7	9.9	3%

Global Food Service Equipment	60.9	70.5	(2.2)	(3.4)	64.9	(6%)
Food Retail Equipment	4.0	(3.3)	(2.2)	0.4	(5.1)	n/m

Food Equipment	64.9	67.2	(4.4)	(3.0)	59.8	9%

(ii)  Reconciliation of like-for-like information for the 13 weeks to 27 September 2003

	13 weeks to 27 September 2003 £m	13 weeks to 28 September 2002	Effect of Disposals £m	Effect of Foreign Exchange £m	Like-for-like 28 September 2002 £m	Like-for-like %
a) Turnover

Food Service Equipment —North America	109.0	117.8	—	(3.6)	114.2	(5%)
Food Service Equipment —Europe/Asia	39.8	35.1	—	2.0	37.1	7%

Global Food Service Equipment	148.8	152.9	—	(1.6)	151.3	(2%)
Food Retail Equipment	32.3	29.0	—	(0.9)	28.1	15%

Food Equipment	181.1	181.9	—	(2.5)	179.4	1%

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs

Food Service Equipment —North America	17.3	18.6	—	(0.5)	18.1	(4%)
Food Service Equipment —Europe/Asia	3.3	2.7	—	0.1	2.8	18%

Global Food Service Equipment	20.6	21.3	—	(0.4)	20.9	(1%)
Food Retail Equipment	2.1	(3.6)	—	0.1	(3.5)	n/m

Food Equipment	22.7	17.7	—	(0.3)	17.4	30%

Other unaudited financial information (continued)

(iii)  Reconciliation of non-UK GAAP measures

Adjusted Group profit/(loss) before tax

	52 weeks to 27 September 2003 £m	52 weeks to 28 September 2002 £m	13 weeks to 27 September 2003 £m	13 weeks to 28 September 2002 £m
Profit/(loss) before tax	15.9	(85.8)	11.2	12.3
Add back:
Goodwill amortisation and impairment	13.8	67.9	3.6	3.8
Exceptional items excluding goodwill impairment	9.2	55.9	4.5	1.5

Adjusted Group profit/(loss) before tax	38.9	38.0	19.3	17.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

November 18, 2003	By:	/s/ David McCulloch
Name: David McCulloch
Title: Chief Executive Officer